Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026 T 202.478.6492 pershkow@chapman.com

January 27, 2022

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	VS Trust Pre-Effective Amendment No. 3 to Registration Statement on Form S-1; File No. 333-248430 (the “Registration Statement”)

Dear Staff of the Division of Corporation Finance:

We are writing in response to your comments provided by letter dated January 20, 2022 with regard to the above-referenced Registration Statement. Our responses to your comments are set forth herein and will be filed as correspondence using EDGAR form type CORRESP. Unless otherwise defined herein, terms used in this response letter shall have the same meanings ascribed to them in the Registration Statement.

Important Information About the Funds, page 15

Comment 1: Please add disclosure here that you are not a registered investment company and that shareholders will not be afforded the protections associated with ownership of shares of an investment company registered under the Investment Company Act of 1940.

Response 1: VS Trust (the “Registrant”) notes that this disclosure already appears in bold-face type and all capital letters on page 3 of the Registration Statement. Nevertheless, the Registrant has duplicated the disclosure by adding the following text as the first full paragraph under the heading, “Summary – Important Information About the Funds” on page 15:

NEITHER THE TRUST NOR EITHER FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE 1940 ACT, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER. ACCORDINGLY, SHAREHOLDERS DO NOT HAVE THE PROTECTIONS ASSOCIATED WITH OWNERSHIP OF SHARES IN AN INVESTMENT COMPANY REGISTERED UNDER THE 1940 ACT. SEE RISK FACTOR ENTITLED “SHAREHOLDERS DO NOT HAVE THE PROTECTIONS ASSOCIATED WITH OWNERSHIP OF SHARES IN AN INVESTMENT COMPANY REGISTERED UNDER THE 1940 ACT” IN PART ONE OF THIS PROSPECTUS FOR MORE INFORMATION.

Special Note Regarding Recent Market Events, page 20

Comment 2: Please revise the second paragraph of this section to clarify that there is no assurance that governments will intervene in the future which could have an impact on performance and the ability to meet investment objectives.

Response 2: The Registrant has changed the second paragraph under the heading, “Risk Factors – Special Note Regarding Recent Market Events” on page 20 of the Registration Statement, as shown below. Additions are reflected underlined text.

“In the past (between 2007 and 2009) and more recently in 2020, instability in the financial markets led the United States and other governments to take a number of unprecedented actions designed to support certain financial and other institutions and certain segments of the financial markets. Federal, state, and foreign governments, regulatory agencies and self-regulatory organizations (“Regulatory Bodies”) have taken, and could take in the future, actions that affect the regulation of the instruments in which a Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Such legislation or regulation could limit a Fund’s ability to achieve its investment objective. There also is no assurance that Regulatory Bodies will intervene in these or similar matters or events in the future. Any lack of intervention by such Regulatory Bodies also could have an impact on Fund performance and limit a Fund’s ability to achieve its investment objective.”

Potential negative impact from rolling futures positions, page 34

Comment 3: We note that you define and describe the terms “contango” and “backwardation” using different terminology and phrasing in each instance in this risk factor. Please revise to define and describe these terms using clear and consistent terminology.

Response 3: The Registrant has replaced the risk heading “Risk Factors – Potential negative impact from rolling futures positions” and the accompanying text on page 34 of the Registration Statement, with the following:

“Potential negative impact from rolling futures positions; there have been extended periods in the past where the investment strategies utilized by the Funds have caused significant and sustained losses.

Each Fund intends to, or may, have exposure to VIX futures contracts and each Fund is subject to risks related to “rolling” such futures contracts, which is the process by which a Fund closes out a futures position prior to its expiration month and purchases an identical futures contract with a later expiration date. The Funds do not intend to hold futures contracts through expiration, but instead intend to “roll” their respective positions as they approach expiration. The contractual obligations of a buyer or seller holding a futures contract to expiration may be satisfied by settling in cash as designated in the contract specifications. As explained further below, the price of futures contracts farther from expiration may be higher (a condition known as “contango”) or lower (a condition known as “backwardation”), which can impact the Funds’ returns.

When the market for these futures contracts is such that the prices are higher in the more distant delivery months than in the nearer delivery months, the sale during the course of the “rolling process” of the more nearby futures contract would take place at a price that is lower than the price of the more distant futures contract. This pattern of higher prices for longer expiration futures contracts is often referred to as “contango.” Alternatively, when the market for these futures contracts is such that the prices are higher in the nearer months than in the more distant months, the sale during the course of the “rolling process” of the more nearby futures contract would take place at a price that is higher than the price of the more distant futures contract. This pattern of higher prices for shorter expiration futures contracts is referred to as “backwardation.” The presence of contango in certain futures contracts at the time of rolling would be expected to adversely affect the Funds with long positions, and positively affect the Funds with short positions. Similarly, the presence of backwardation in certain futures contracts at the time of rolling such contracts would be expected to adversely affect the Funds with short positions and positively affect the Funds with long positions.

For example, on January 3, 2022, the shortest dated monthly VIX futures contract expiring on January 19, 2022, settled at 18.86 and the next shortest dated monthly contract expiring on February 16, 2022, settled at 21.41. This is an example of futures in contango. Conversely on January 25, 2022, the shortest dated monthly VIX futures contract expiring on February 16, 2022, settled at 28.16, while the next shortest dated monthly contract expiring on March 15, 2022, settled at 27.73. This is an example of futures in backwardation.

In a large majority of trading sessions between Jan 1, 2015 and the date of this Prospectus, VIX futures contracts traded in contango.

Additionally, because of the frequency with which the Funds may roll futures contracts, the impact of such contango or backwardation on Fund performance may be greater than it would have been if the Funds rolled futures contracts less frequently. In April 2020, the market for crude oil futures contracts experienced a period of “extraordinary contango” that resulted in a negative price in the May 2020 WTI crude oil futures contract. It is possible that the futures contracts held by the Funds also may experience periods of extraordinary contango in the future.”

Margin requirements for VIX futures contracts, page 35

Comment 4: Please revise the risk factor to provide a clear and complete description of the risks associated with a margin call. In that regard, please clarify that if a margin call is not met in time, the FCM may close out the Fund’s position, which may result in reduced returns to the Fund’s investors or impair the Fund from achieving its investment objective.

Response 4: The Registrant has replaced the text under the heading, “Risk Factors –Margin requirements for VIX futures contracts and position limits imposed by FCMs and Exchanges may limit a Fund’s ability to achieve sufficient exposure and prevent a Fund from achieving its investment objective.” on page 35 of the Registration Statement, with the following:

“Each Fund may enter into written agreements with one or more FCMs governing the terms of the Fund’s futures transactions cleared by such FCM. Because futures contracts typically require only a relatively small initial investment, they may involve a high degree of leverage. A Fund must provide margin when it invests in a futures contract. Such margin requirements are subject to change suddenly and without warning at any time during the term of the contract and could be substantial in the event of adverse price movements or volatility. High margin requirements could prevent a Fund from obtaining sufficient exposure to futures contracts and may prevent or have a significant adverse impact on a Fund’s ability to achieve its investment objective. If a margin call is not met within a reasonable time, an FCM may close out a Fund’s position which may prevent the Fund from achieving its investment objective. If a Fund has insufficient cash to meet daily margin requirements, it may need to sell Financial Instruments at a time when such sales are disadvantageous. An FCM’s failure to return required margin to a Fund on a timely basis may cause the Fund to delay redemption settlement dates and/or restrict, postpone or limit the right of redemption and could also have a negative impact on a Fund’s ability to achieve its investment objective.

Exchanges impose futures contract position limits and accountability levels on the Funds and the Funds may be subject to new or more restrictive position limits or accountability levels in the future. If a Fund reaches a position limit or accountability level or becomes subject to a daily limit, its ability to issue new Creation Units or reinvest in additional commodity futures contracts may be limited to the extent these restrictions limit its ability to establish new futures positions, add to existing positions, or otherwise transact in futures.

Certain of the FCMs utilized by the Funds may impose their own “position limits”, or risk limits, on the Funds. Any such risk limits restrict the amount of exposure to futures contracts that a Fund can obtain through such FCMs. These risk limits may, for example, be imposed as a result of significant and/or rapid increases in the size of the Fund as a result of an increase in creation activity. As a result, a Fund may need to transact through a number of FCMs in order to achieve its investment objective. If enough FCMs are not willing to transact with a Fund, or if the risk limits imposed by such FCMs do not provide sufficient exposure, the Fund may not be able to achieve its investment objective. In addition, in such instances, a Fund may limit or suspend the purchase of Creation Units since the Fund may be unable to invest the cash received from such Creation Unit in sufficient futures transactions to meet its investment objective. As discussed elsewhere herein, the limitation or suspension of Creation Units could cause a Fund’s Shares to trade at significant premiums or discounts and otherwise disrupt secondary market trading of Fund Shares.

Futures markets are highly volatile, and may become more volatile during periods of general market and/or economic volatility, and the use of or exposure to futures contracts may increase volatility of a Fund’s NAV.

VIX futures contracts in particular have been subject to periods of sudden and extreme volatility. As a result, margin requirements for VIX futures contracts are higher than those for most other types of futures contracts. In addition, the FCMs utilized by the Funds may impose margin requirements in addition to those imposed by the clearinghouse. Margin requirements are subject to change, and may be raised in the future by either or both of the clearinghouse and the FCMs. High margin requirements could prevent a Fund from obtaining sufficient exposure to VIX futures contracts and may adversely affect a Fund’s ability to achieve its investment objective. An FCM’s failure to return required margin to a Fund on a timely basis may cause such Fund to delay redemption settlement dates and/or restrict, postpone or limit the right of redemption.”

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

cc:	Justin Young, Principal, Volatility Shares LLC
Stuart Barton, Principal, Volatility Shares LLC
Chang Kim, Chief Operating Officer, Volatility Shares LLC
Morrison Warren, Partner, Chapman and Cutler LLP

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